SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Atmospheric Glow Technologies, Inc.

(formerly Tice Technology, Inc.)

(Name of Issuer)

Common Shares

(Title of Class of Securities)

049567 10 0

(CUSIP Number)

Thomas W. Reddoch, Chief Executive Officer

Atmospheric Glow Technologies, Inc.

924 Corridor Park Blvd.

Knoxville, Tennessee 37932-3723

(865) 777-3776

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP NO. 049567 10 0

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Michael A. Atkins	N/A
(2)	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 9,863,992 (8) Shared Voting Power 19,933,117[1] (9) Sole Dispositive Power 9,863,992 (10) Shared Dispositive Power 19,933,117[1]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,797,109
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).
(13)	Percent of Class Represented by Amount in Row (11) 13.6%
(14)	Type of Reporting Person (See Instructions) IN

[1]	These shares with respect to which Mr. Atkins shares voting and dispositive power include 6,433,117 shares which are owned by his wife, Sherry Len Turner, 500,000 shares held by R&R Family Trust of which Mr. Atkins and his wife are trustees, 8,000,000 shares owned by TLC Rental and Leasing, LLC of which Mr. Atkins is a member of the Board of Governors and holds 50% interest, and 5,000,000 shares held by AMBG Holding, LLC of which Mr. Atkins is a member of the Board of Governors and holds a 25% interest.

Item 1. Security and Issuer.

Common Shares

Atmospheric Glow Technologies, Inc.

(formerly Tice Technology, Inc.)

924 Corridor Park Blvd.

Knoxville, Tennessee 37932

Item 2. Identity and Background.

(a)	Name:	Michael A. Atkins

(b)	Residence Address:	2001 Sand Street Kingsport, Tennessee 37660

(c)	Principal Occupation and Enterprise:	Certified Financial Planner The Lanrick Group, Inc. 10267 Kingston Pike Knoxville, Tennessee 37922

(d)	Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

(e)

Securities Proceedings:        No judgment, decree or final order in the last five years enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	U.S.

Item 3. Source and Amount of Funds or Other Consideration.

Over the last several years, Mr. Atkins loaned funds to, and assumed certain debts of, Atmospheric Glow Technologies, Inc. (“AGT”), formerly Tice Technology, Inc. The funds loaned were Mr. Atkins’ personal funds. As of February 29, 2004, Mr. Atkins received 9,836,177 shares from AGT in satisfaction of $912,728 of these debts. Prior to these purchases, he owned 27,815 shares which he purchased with his personal funds.

Mr. Atkins’ wife, Sherry Len Turner, also previously owned 363,572 shares which she had purchased with her personal funds. In addition, as of February 29, 2004, Ms. Turner received 6,069,545 shares from AGT in satisfaction of $620,979 of debt owed her by AGT. Mr. Atkins shares voting and dispositive power over these shares by reason of his relationship with Ms. Turner. Mr. Atkins and Ms. Turner also received 500,000 shares in satisfaction of $35,000 in debt which they placed in the R&R Family Trust of which they are the trustees. Mr. Atkins shares voting and dispositive power over these shares as a trustee of the trust.

The shares held by TLC Rental and Leasing, LLC and AMBG Holding, LLC, over which Mr. Atkins shares voting and dispositive power, were received in connection with the acquisition of substantially all of the assets of the two entities by wholly-owned subsidiaries of AGT (which subsidies have since been sold).

Item 4. Purpose of Transaction.

Mr. Atkins has acquired the securities he owns for investment purposes (as has his wife, Sherry Len Turner, and the R&R Family Trust). The securities over which Mr. Atkins has shared voting and dispositive power (with the exception of the shares held by his wife and the trust) were acquired in connection with the sale of assets of two entities (described above) partially owned and controlled by Mr. Atkins. The entities are holding their securities for investment purposes.

Item 5. Interest in Securities of the Issuer.

The amount of shares beneficially owned by the undersigned on the date hereof is as follows:

		Aggregate Number	Percent of Class
(a)	Beneficially Owned	29,797,109	13.6%

(b)	Sole Voting Power	9,863,992	4.5%
	Shared Voting Power	19,933,117	9.1%
	Sole Dispositive Power	9,863,992	4.5%
	Shared Dispositive Power	19,933,117	9.1%

(c)	Effective February 29, 2004, Mr. Atkins received 4,231,296 Common Shares of AGT in satisfaction of $296,190.72 in debt owed to him by AGT at a rate of $0.07 per share. Effective that same date, Mr. Atkins also received 5,604,881 Common Shares of AGT in satisfaction of $616,536.91 in debt owed to him by AGT at a rate of $0.11 per share.

Effective February 29, 2004, Sherry Len Turner, Mr. Atkins’ wife, received 424,278 Common Shares of AGT in satisfaction of $29,699.46 in debt owed to her by AGT at a rate of $0.07 per share. Effective that same date, Ms. Turner also received 5,645,267 Common Shares of AGT in satisfaction of $620,979.37 in debt owed to her at a rate of $0.11 per share.

Effective February 29, 2004, Sherry Len Turner and Michael A. Atkins, as trustees of the R&R Family Trust, received 500,000 Common Shares of AGT in satisfaction of $35,000 in debt owed them at a rate of $0.07 per share.

(d)	Patrick L. Martin is the other owner and member of the Board of Governors of TLC Rental and Leasing, LLC which owns 8,000,000 of the Common Shares. Patrick L. Martin, Joseph B. Baker and Herman Larry Garner are owners and the other members of the Board of Governors of AMBG Holding, LLC which owns 5,000,000 of the Common Shares.

(e)	Not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2004	/s/ Michael A. Atkins
Michael A. Atkins